                       U.S. SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549

                       ---------------------------------------

                                      FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                   BUSINESS ISSUERS

          UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                             SILVER EAGLE RESOURCES LTD.
                    (Name of Small Business issuer in its charter)

   WHITHORSE, YUKON TERRITORY                       86-0826745
(State or other jurisdiction of        (I.R.S. Employer Identification No.)
 incorporation or organization)


    2420 NORTH HUACHUCA DRIVE,
         TUCSON, ARIZONA                              85745-1202
(Address of Principal Executive Office)               (Zip Code)

          REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (520) 798-1744

                    ----------------------------------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
NONE


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                                 NAME OF EACH EXCHANGE
    TITLE OF EACH CLASS                           ON WHICH REGISTERED:
    -------------------                          ---------------------
      COMMON  SHARES                                      NONE
     $.001 PAR VALUE


    Check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes / / No /X/

    Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-K contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-SB or any amendment to this Form 10-SB. /X/

    Revenues of the registrant for the fiscal year ended March 31, 1997 were $107,466.00.


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    The aggregate market value of the Common Stock held by non-affiliates of the registrant on March 31, 1997 was approximately $4,300,000 Cdn, based upon the average bid prices of the Common Stock, as reported by the National Quotation Bureau Incorporated.

    The number of shares of the Common Stock of the registrant outstanding as of March 31, 1997 was 12,458,424.

    Transitional Small Business Disclosure Format (check one):

    Yes / /             No /X/


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Following is a "Glossary" of the terms used throughout this document and/or the
Exhibits hereto:

Aeromagnetic Surveys:    A technique of exploration of an area using an
                         airborne magnetometer to measure variations in the earth's magnetic field.

Batholith:               A large, generally shield-shaped body of intrusive
                         rock which generally increases in diameter with depth.

Contact Metamorphosed    Metamorphism genetically related to the intrusion (or
Sedimentary Sequence:    extrusion) of magmas and taking place in rocks at or
                         near their contact with a body of igneous rock.

Cuprifrous Pyrite:       Copper bearing pyrite (iron sulfide).

Development Concessions: A permission or a right obtained through an agreement, from the owner of a mining property, to exploit the mineral or the metallic values contained in the mineral deposit.

Development:             The process of preparing a property containing an
                         established commercially minable deposit, but which is not in production, for extraction.

Exploration:             The search for mineral deposits on properties which
                         are not in either development or production.

Feasibility Study:       A document outlining the technical and financial
                         details of the proposed project. This document is usually prepared for submission to a financial institution that is considering to loan funds for the implementation of the project.

Floatation Mill:         A plant for producing concentrates from metallic
                         minerals through a process of crushing, grinding and froth flotation.

Froth Flotation:         A metallurgical process in which a concentrate is
                         produced from ground ore through the use of hydrophobic reagents which cause the mineral of interest to attach itself to air bubbles and form a froth on top of the flotation cell. The process is commonly used for producing metallic concentrates.

Geochemical Sampling:    The sampling of rocks, stream sediments and soils in
                         order to locate anomalous concentrations of ore minerals. The samples are usually analyzed by various methods to determine the quantities of elements or minerals in each sample.

Geophysical Survey:      The exploration of an area in which physical
                         properties relating to geology are used. Geophysical methods include seismic, magnetic, gravity, electromagnetic and induced polarization techniques.

Mineral Deposits:        Implication that the rocks contain sulfide minerals
                         and that these could be related to ore.

Net Smelter Returns:     The net amount of money received by a seller from the
                         sale of ore, ore concentrates or other products from a mining property to a smelter or other ore buyer after deduction of smelter and/or refining charges, ore treatment charges, penalties and any and all charges made by the


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                         purchaser of ore or concentrates, less any and all
                         transportation costs which may be incurred in connection with the transportation of ore or concentrates, less all umpire charges which the purchaser may be required to pay.

Ore: A mixture of valuable and non-valuable minerals which can be mined and processed to produce a mineral product which can be sold at a profit. The valuable mineral is usually a metallic mineral.

Ore Beds:                Ore aggregations or layers occurring between or in
                         rocks of sedimentary origin.

Ore Zones:               Zones or areas within a rock mass in which ore is
                         known to exist.

Patented Mining Claim:   A mining claim on which the title has passed from the
                         government to the claimant. The owner of a patented claim owns both the surface and mineral rights.

Porphyry Ores:           Disseminated ore minerals in a large body of porphyry
                         or other rock characterized by its large size, uniform dissemination of the valuable mineral and low grade.

Pregnant Leach Solution: An aqueous solution containing dissolved metals which have been leached from metal ore. This solution constitutes the feed solution to a solvent extraction plant.

Production:              The process of mineral deposit exploitation.

Sedimentary Sequence:    The naturally occurring sequence of rock layers laid
                         down by the process of sedimentation.

Solvent Extraction:      A hydrometallurgical process in which a reagent
                         contained in an organic carrier is used to selectively extract specific metal ions from a pregnant leach solution and transfer them to a second aqueous solution, thus creating a pure, concentrated solution of the metal ions suitable for metal recovery by electrowinning or another process.

Strategraphic Units:     Sedimentary rock layers.

Ton:                     A unit of mass.  In the UK 1 ton=2240 pound (lb).
                         However, in the U.S. 1 ton=2000 pound. Therefore, the former is referred to as a long ton in the U.S.

Tonne:                   A unit of mass equal to 1000 kg (1 kg=2.2046 pound)

Unpatented Mining Claim: A mining claim under which the claimant has the right to explore for and exploit mineral deposits located thereon and to use the surface incident to mining. The title to the land remains with the government.


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                             CURRENCY AND EXCHANGE RATES

    All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods; (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

                                   1996    1995   1994    1993   1992
                                   ----    ----   ----    ----   ----

    Rate at end of Period         .7300   .7323  .7128   .7544  .7865

    Average Rate During Period    .7332   .7285  .7318   .7753  .8279

    High Rate                     .7524   .7532  .7362   .8066  .8926

    Low Rate                      .7219   .7009  .7103   .7439  .7761


On July 30, 1997, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Exchange Rate") was $.7239 U.S. = $1.00 Canadian.


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                                  TABLE OF CONTENTS


                                        PART I

Item 1:   Description of Business                                           1

Item 2:   Management's' Discussion and Analysis or Plan of Operation        6

Item 3:   Description of Property                                           8

Item 4:   Security Ownership of Certain Beneficial Owners and Management    19

Item 5:   Market for Common Equity and Related Stockholder Matters          20

Item 6:   Executive Compensation                                            22

Item 7:   Certain Relationships and Related Transactions                    22


Item 8:   Description of Securities                                         22


                                       PART II

Item 1:   Market Price of and Dividends on the Registrant's Common Equity
          and Other Shareholder Matters                                     24

Item 2:   Legal Proceedings                                                 28

Item 3:   Changes in and Disagreements with Accountants                     28

Item 4:   Recent Sales of Unregistered Securities                           28

Item 5:   Indemnification of Directors and Officers                         28


                                       PART F/S

Financial Statements:                                                       29


                                       PART III

Item 1:   Index to Exhibits                                                 32

Item 2:   Description of Exhibits                                           35

     EXHIBITS

          A.   FINANCIAL STATEMENTS

          B.   PROPERTY MAPS


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                                        PART I

     All statements, other than statements of historical fact, included in this Form 10-SB, including without limitation, the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Business," are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Such forward-looking statements involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Silver Eagle Resources Ltd. (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements contained in this Form 10-SB. Such potential risks and uncertainties include, without limitation, the Company being in the exploration and development stages with its properties, having limited financial resources, dealing in an industry with fluctuating demand and pricing, having to work with substantial governmental regulations, working in an industry involving hazardous operations, and other risk factors detailed herein. The forward-looking statements are made as of the date of this Form 10-SB and the Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those projected in such forward-looking statements. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements.

     The Company's financial statements are stated in Canadian Dollars ("Cdn") unless specifically indicated otherwise and are prepared in accordance with Canadian Generally Accepted Accounting Principals ("GAAP"), the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as noted in the footnotes to the financial statements.


ITEM 1:  DESCRIPTION OF BUSINESS

THE COMPANY

     Silver Eagle Resources Ltd. (the "Company") is an internationally diversified natural resource company engaged in the acquisition, exploration, and if warranted, development of its resource properties in the states of Arizona, Nevada, Utah and in Mexico. The Company was originally incorporated in the Province of British Columbia under the name Sultana Resources Corporation by registration of its Memorandum and Articles on March 5, 1984. The Company changed its name to Silver Eagle Resources Ltd. on May 31, 1988. The Company's current main focus is to move two of the Company's mining projects from the exploration stage to the development and production stages within the next two years.

     The Company became a reporting company in British Columbia on February 1, 1989 which was the date a receipt was issued for the Company's final prospectus by the British Columbia Securities Commission. The Company has 100,000,000 shares of Common stock authorized, and as of July 31, 1997, 12,458,424 shares of common stock issued and outstanding. The Common Stock of the Company began trading on the Vancouver Stock Exchange on February 1, 1989 under the trading symbol "SER." The Company moved its registered office from British Columbia to the Yukon in April 1997.

     The Company's head office was relocated from Canada to 2420 North Huachuca Drive, Tucson, Arizona 85745-1202 in August 1996. The contact person in the Tucson office is David B. Hackman, President and Chief Executive Officer. The telephone number is (520) 798-1744. The Company, originally incorporated in British Columbia and continued to the Yukon in 1997, is extra-provincially registered at 502-595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5.


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BUSINESS STRATEGY

     The Company is in the business of the acquisition, exploration, and if warranted, development of mining properties. The Company has interests in properties in Arizona, Nevada, Utah, and Sonora, Mexico and intends to seek and acquire additional properties worthy of exploration and development while attempting to move two of its existing properties, Sara Alicia and Three R, into the production stage. See "Description of Property." The Company intends to raise additional funds through private financings, or joint ventures to permit further property exploration and development of various properties, and to move the two properties into the production stage. No assurance can be given that the Company will be able to raise the needed capital to develop the Sara Alicia and Three R properties. Failure to raise such financing could be detrimental to the success of the Company. See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations."

BUSINESS DEVELOPMENT

     Founded for the purpose of exploring, developing and, if warranted, producing base and precious metals, the Company's operations are based in the Western United States and in Mexico. In 1992, the Company began a long-term strategy to acquire and develop diversified natural resource properties. The acquisition of these new natural resource opportunities has usually been done through a combination of cash payments and/or the issuance of equity interests in the Company. During the last fiscal year, the Company completed the acquisition of various mining entities to expand its property base and to draw on management with extensive mining experience.

     In February 1996, the Company, through its wholly-owned U.S. subsidiary, acquired Liximin, Inc., a private Arizona corporation, for 3,083,000 of the Company's common stock shares. The Company gained approval for the transaction from the Vancouver Stock Exchange on January 23, 1997. The Liximin purchase included personal property assets as well as real property assets including rights to the Sara Alicia, Pimsa, and Minera Serrana properties located in Sonora, Mexico and the Three R property in Arizona. Additionally, the Liximin purchase provided the Company with access to experienced mining enterprise management.

     On July 2, 1997, Jon P. Broderick retired as President of the Company and resigned from the Board of Directors. Additionally, Raymond P. Pecoskie resigned as a Director on the Board. Messrs. Broderick and Pecoskie's actions were taken to permit the Company to restructure management and to allow the Board of Directors to take advantage of the experience of Liximin's management. David B. Hackman was named as President and Chief Executive Officer of the Company and appointed to the Board. J. Michael Sierakoski was named as Treasurer and appointed to the Board of Directors. Michael D. Lindeman was also appointed to the Board. These changes in management and directorships represent an important step in a transition that started with its acquisition of Liximin, Inc.

     Liximin, Inc., at the time it was acquired, had no history of material revenues from mining operations. Liximin, Inc. had been involved primarily in exploration and development of mining properties for other mining companies and itself. None of its properties had been in the production stage. In conjunction with the Company's purchase of Liximin, Inc., Liximin, Inc. had recently merged with Silver Eagle Resources, Inc., an Arizona corporation controlled by the management of Liximin, Inc., which simultaneously purchased all of the assets and liabilities of 3R Resources LLC and all of the shares of Liximin S.A. de C.V., a Mexican company. All of the entities involved in the acquisition by the Company had no history of revenues from mining operations, and all of the entities were controlled by the management of Liximin, Inc. which has since become the management of the Company. The purpose of the various mergers and acquisitions was to consolidate smaller exploration and development mining companies into a larger mining company with a greater ability to move the most promising parcels into production stage properties.


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     After the mergers and consolidations of the various mining entities, the remaining entities, included as part of the Company for reporting purposes, are Silver Eagle Resources Ltd., its wholly owned subsidiaries Silver Eagle Natural Resources, Inc. and Silver Eagle Resources Inc. with its wholly owned subsidiary, Liximin S.A. de C.V. The financial statements of all of these entities were consolidated during the last fiscal year and are reported in the financial statements attached to the Annual Report for the period ended March 31, 1997. Because the entities involved in the merger and consolidations, which occurred nearly two years ago and which was approved by the Vancouver Stock Exchange during the last fiscal year, had no operating revenues and consisted of real property assets which were non-performing, the consolidation of the entities financial statements reflect the operating history of the various entities; accordingly, financial statements for each of the entities prior to the mergers and acquisitions have not been included in this filing, Property valuations for the merged or acquired entities are specifically included in the Annual Report for the year ended March 31, 1997 and explained in the notes thereto.

     To date, none of the Company's properties have moved into the production stage; however, the Company's goal is to have two mining properties in production within 18 months. For various reasons, including a weak market for junior resource stocks during our past fiscal year, the Company has not yet raised the financing for these projects.

OPERATIONS

     The Company in September 1997, acquired La Perla gold concessions located 150 kilometers southeast of Hermosillo, Sonora, Mexico. The concessions, which were formerly mined by local miners, cover an area of 3,157 hectares and are easily accessible by existing road systems.

     Liximin, S.A. de C.V., the Company's Mexican subsidiary, acquired the San Bernardo Concession in southern Sonora, Mexico on May 27, 1997. The concession was acquired by direct denouncement and it is owned outright by the Company with no underlying royalty payments. The concession covers a zone from which gold and cobalt mineralization has been mined; although, the Company cannot warrant that the acquired property has exploitable resources.

     Liximin S.A. de C.V. also acquired the Zapopa concession near the San Bernardo concession on July 24, 1997 from private owners. Although this concession has historical gold production, the Company cannot warrant that the acquired property contains any exploitable reserves.

     On March 17, 1997, the Company entered into a joint venture "interim agreement" with Boliden AB of Stockholm, Sweden for development of the Minera Serrana property in Sonora, Mexico. The agreement provides for Boliden's participation and joint venture earn-in on the Minera Serrana property by spending $1.4 million U.S. over four years to earn 51% of the Company's 100% working interest in the property. Boliden must expend $200,000 U.S. during 1997; $350,000 U.S. during 1998, $400,000 U.S. during 1999; and $450,000 U.S.
during the year 2000. Boliden has indicated that its viability threshold for a zinc property is that it be capable of producing 100 million pounds per year of zinc metal. The Minera Serrana property consists of the San Felipe, El Gachi, and Moctezuma silver/lead/zinc massive sulfide districts in Sonora, Mexico. The San Felipe district also has an existing flotation mill.

     The Company's High Dollar project in Nevada is in an exploration joint
venture with Seven Gold Corporation of Canada.   Seven Gold drilled one hole to
a depth of 2,985 feet in Section 8 in November 1996. Section 8 contains a gold and trace element anomaly that is controlled by the NE trending James Creek segment of the Gold Quarry fault. No test results have yet been reported. Additional deep drilling is expected to occur in 1997.

     The Company's Ophir property in Tooele County, Utah, is in an option to purchase agreement with Kennecott Utah Copper Corporation. Kennecott has extended their option by payment of the second year's requirement. Kennecott is exploring the deep potential of the property and drilled one


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hole to 1,293 feet in 1996.  Additional drilling will likely be done in 1997.
Kennecott can purchase the Company's 100% interest, or portions of the property, minus a retained 0.5% NSR, at a price which increases based on elapsed time from March 18, 1996, the date of the agreement.

COSTS AND SOURCES OF FUNDING

     To date the Company's activities have been financed primarily through the sale of equity securities and the issuance of equity for the acquisition of mining operations and property. Two private placements were done during the fiscal year beginning April 1, 1996, primarily to maintain Company offices and properties. The first private placement was in November 1996 for $200,000 Cdn with Seven Gold Corporation, the Company's joint venture partner on the High Dollar property in Nevada. See "Description of Property." The second private placement was for $134,000 Cdn in February 1997. Additional financing of up to $3,000,000 Cdn is still needed to complete the permitting and construction of both the Sara Alicia gold/cobalt project in Mexico and the Three R copper project in Arizona. No assurance can be given that the Company will be able to raise the needed capital to develop the Sara Alicia and Three R properties. Failure to raise such financing could be detrimental to the success of the project. See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company anticipates funding operations through the end of this calendar year and into the first half of next year by completing a private placement of units at $0.25 per unit, each unit consisting of one share of common stock and one purchase warrant exercisable at $0.25 Cdn if exercised within 12 months or $0.45 if exercised after 12 months and before 24 months, pursuant to an Offering Memorandum dated December 18, 1997. A total of 2,500,000 units are being offered through the offering which will result in the infusion of $625,000 Cdn to the Company, before costs, if the offering is fully subscribed. The offering has been approved by the Vancouver Stock Exchange. The Company anticipates placing the offering primarily with officers and directors of the Company and completing the offering on or before February 12, 1997.

     The Company will need to obtain additional funding to pursue its business strategy during the next fiscal year. At the present time, the Company anticipates seeking additional funding through additional private placements, joint venture agreements, production financing, and/or pre-sale loans. The Company's inability to raise additional capital to fund operations through the remainder of this year and through the next fiscal year would have a detrimental effect on the Company's viability and capability to pursue its business plan.

GOVERNMENTAL APPROVAL

     The Company is in the process of obtaining all necessary governmental approvals for development of its properties in the U.S. and Mexico. If additional approvals are necessary for any development in the future, the Company intends to provide all the necessary information to regulatory authorities and adjust its development plans to enable it to obtain any requisite approvals. In the event the Company is not able to obtain the necessary approvals, the Company's development plans and operations could be negatively impacted.

GOVERNMENTAL REGULATION

     The mining industry is regulated in both the U.S. and Mexico. The Company currently believes its operations on all of its properties are in compliance with all governmental regulations, and it intends to comply with all governmental regulations as it continues to explore, develop, and exploit its properties.

EMPLOYEES

     As of September 30, 1997, the Company and its subsidiary Liximin, S.A. de C.V. had eight employees, including seven employees on a full-time basis and one part-time employee. The Company also utilizes the services of various
individuals on a consulting basis.   None of the Company's employees are covered
by a collective bargaining agreement, the Company has never experienced a work stoppage, and the Company considers its labor relations to be excellent.


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RISK FACTORS AND SPECIAL CONSIDERATIONS

1. LACK OF PROFITABILITY - The Company has not had net income from operations since the date of its incorporation. There can be no assurance that the Company will ever become profitable.

2. POTENTIAL OF SUBSTANTIAL DILUTION - It is likely that to obtain the necessary funds, the Company will have to sell additional securities, including, but not limited to, its common stock or some form of convertible debentures, the effect of which would result in a substantial dilution of the present equity interests of the Company's shareholders.

3. POTENTIAL PROFITABILITY OF MINING VENTURES DEPENDS UPON FACTORS BEYOND THE CONTROL OF THE COMPANY - The potential profitability of mineral properties is dependent upon many factors beyond the Company's control. For instances, world prices of and markets for non-precious and precious metals and minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

4. COMPETITIVENESS OF MINING INDUSTRY - The mining industry is intensely competitive. The Company competes with numerous individuals and companies, including many major mining companies, which have substantially greater technical, financial, and operational resources and staffs. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

5. FLUCTUATING PRICE AND DEMAND - The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, and environmental protection regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital to be profitable or viable.

6. COMPREHENSIVE REGULATION OF MINING INDUSTRY - Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment.
     Mining operations are also subject to federal, provincial, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial, or local authorities will not be changed or that any such changes would not have material adverse effects on the Company's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages which it may elect not to insure against due to prohibitive premium costs and other reasons.

7. FINANCIAL CONSIDERATIONS - The Company's decision as to whether its properties contain commercial mineral deposits and should be brought into production will require substantial


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     funds and depend upon the results of exploration programs and/or feasibility studies and the recommendations of duly qualified engineers and/or geologists. This decision will involve consideration and evaluation of several significant factors including, but not limited to, (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies, and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints; and
     (6) political climate and/or governmental regulation and control.

8. RISKS ASSOCIATED WITH MINING - Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, flooding, explosions, rock-bursts, cave-ins, landslides, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved. The Company may become subject to liability for pollution, cave-ins, or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have a material adverse effect on the Company's financial position and operations.

9. FOREIGN COUNTRIES AND REGULATORY REQUIREMENTS - The Company has properties located in Mexico where mineral exploration activities may be affected by varying degrees of political instability and haphazard changes in government regulations such as tax laws, business laws, and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety.

10. CURRENCY FLUCTUATIONS - The Company maintains its accounts in Canadian and U.S. dollars and in Mexican pesos. The Company's operations in Mexico and the United States make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. The Company does not engage in currency hedging activities.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The Company has not yet had revenues from operations. All revenues generated to this point have come from interest proceeds, the sale of land, or rights to land which has not been in the Company's ordinary course of business. Accordingly, the following information centers upon the Company's plan of operation.

LIQUIDITY AND CAPITAL RESOURCES

     To date the Company's activities have been financed primarily through the sale of equity securities. No assurance can be given that the proceeds of the private offering of the Company's securities or any other source of funding described above will provide sufficient funds to undertake all of the Company's planned project expansion for the next twelve months. Though considerable income is expected to be generated from the properties the Company plans to move into the production, if the production and marketing of the ore is successful, it is anticipated that significant additional funds will nevertheless be required to complete the development of any commercially viable project. There can be no assurance that the Company will be able to obtain such additional financing, and whether the terms of such financing would be favorable to the Company. Failure to obtain such financing could be detrimental to the success of the project.

     A summary of financing activities during the past year include the items and matter outline below.

     During the year ending March 31, 1997, 1,427,552 share purchase warrants were exercised at a price of $0.32 per share. During the year ended March 31, 1997 a total of 410,000 director and employee stock options were exercised at the following prices netting $180,050 to the treasury: 125,000 director options were exercised at a price of $.55 per share, 60,000 director options were exercised at a price of $.37 per share, 35,000 director options were exercised at a price of $.70 per share, and 190,000 director options were exercised at a price of $.34 per share.

     Private placement financing by the Company in November 1996 was approved by the Vancouver Stock Exchange and resulted in the placement of 173,913 common shares at a price of $1.15 per share with Seven Gold Corporation, the Company's joint venture partner on the High Dollar property in Nevada. The private placement participants received warrants to purchase one additional share for each common share received at a price of $1.15 per share for a one year period to November 7, 1997.

     A total of 167,500 common shares were issued in February 1997 pursuant to a private placement at $0.80 per share with purchase warrants attached entitling the holders to purchase one additional share for each one received at a price of $1.00 per share exercisable until February 24, 1999.

     In January 1997, the Company received approval from the Vancouver Stock Exchange for its acquisition of Liximin Inc. resource and non-resource properties. The real property consisted of the Three R. Property, Sara Alicia Concession, Pimsa Tailings Project, and Minera Serrana. The property was assigned a value of $1,000,000 based upon an independent valuation performed by David A. Rhoades, C.P.G., an associate at Derry, Michener, Booth, & Wahl, on March 21, 1996. The personal property consisting primarily of office furniture, computers, laboratory equipment, and vehicles was assigned a value of $175,000 based upon an independent valuation performed by Don McReynolds, IFAS-ASA, dated March 12, 1996. As consideration for delivering these resource and non-resource properties of Liximin Inc. and Liximin S.A. de C.V, as well as tendering their 100% ownership in the U.S. and Mexican Corporations, 3,083,000 common shares in the capital stock of the Company at an ascribed price of $0.30 per share was issued to the former shareholders.

     The Company anticipates funding operations through the end of this calendar year and into the first half of next year by completing a private placement of units at $0.25 per unit, each unit consisting of one share of common stock and one purchase warrant exercisable at $0.25 Cdn if exercised within 12 months or $0.45 if exercised after 12 months and before 24 months, pursuant to an Offering Memorandum dated December 18, 1997. A total of 2,500,000 units are being offered through the offering which will result in the infusion of $625,000 Cdn to the Company, before costs, if the offering is fully subscribed. The offering has been approved by the Vancouver Stock Exchange. The Company anticipates placing the offering primarily with officers and directors of the Company and completing the offering on or before February 12, 1997.

     Additional financing of up to $3,000,000 Cdn is still needed to complete the permitting and construction of both the Sara Alicia gold/cobalt project in Mexico and the Three R copper project in Arizona. No assurance can be given that the Company will be able to raise the needed capital to develop the Sara Alicia and Three R properties. Failure to raise such financing could be detrimental to the success of the project.

     The Company will need to obtain additional funding to pursue its business strategy during the next fiscal year. At the present time, the Company anticipates seeking additional funding through additional private placements, joint venture agreements, production financing, and/or pre-sale loans. The Company's inability to raise additional capital to fund operations through the remainder of this year and through the next fiscal year could have a detrimental effect on the Company's ability to pursue its business plan and its viability.

PROPERTY EXPLORATION AND DEVELOPMENT

     The Company intends to continue with exploration and development of its properties; although, for the immediate year the Company's focus will be upon moving one or two of its properties into the production stage. Additional exploration and development will occur on the properties to be exploited and on other Company properties.

EQUIPMENT  PURCHASES

     As the Company works to move one or two of its properties into the production stage, additional equipment will be needed. The Company intends to purchase the necessary equipment or enter into a joint venture with another entity that has the needed equipment to exploit the mineral resources. A substantial portion of any proceeds received from further fund raising activities would be utilized for acquiring necessary equipment and personnel to perform mining operations.

PERSONNEL REQUIREMENTS

     If the Company is successful in its attempt to raise capital for moving at least one of its properties into the production stage, it will need to hire additional personnel, subcontract the production work to a separate entity, or enter into a joint venture with another entity which is able to perform the production work. The method the Company uses to move its properties into the production stage will depend upon the ability of the Company to finance operations. The Company intends to consider the need for hiring additional personnel in its determination of how it can best move its properties into production.

RESULTS OF OPERATIONS

     The Company's financial performance is dependent on many external factors. World prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government fixing, pegging and/or controls, and respond to changes in domestic and international political, social and economic environments. Additionally the availability and costs of funds for production and other costs are increasingly difficult to project. All of these factors can materially affect the financial performance of the Company.


ITEM 3.  DESCRIPTION OF PROPERTY

     The Company's right, title, or claim to their principal properties and each properties location, history of known previous operations, present condition, notable rock formations and mineralization, intended exploration and development, reserves data and the nature and state of equipment located at each property is as follows:

SARA ALICIA PROJECT, SONORA, MEXICO

     Sara Alicia is a small, rich, gold/cobalt/arsenic skarn-type sulfide deposit in the advanced exploration stage. The deposit is contained within a 22 acre mining concession that will be developed as an open-pit mine. Ore will be hauled to a new 100 tonne per day mill and treatment plant to be constructed at San Bernardo, Sonora, the nearest town. The process will consist of crushing, grinding, flotation, leaching, solvent extraction, and precipitation, to allow high cobalt, gold and silver recovery. Arsenic in the ore will be disposed of as a ferric arsenate precipitate which is insoluable, stable and non-toxic in a basic environment. Lime will be added to the tailings containing the precipate to ensure future stability.

     LOCATION

     The Sara Alicia property is located in southern Sonora approximately 35 miles north-northeast of the town of Alamos, Sonora, at an elevation of 2,000 to 2,600 feet. It is situated on the western flanks of the Sierra Madre Occidental in moderately rugged terrain of high relief characterized by light forest cover with dense underbrush. Silver Eagle has constructed a four-wheel drive road to the property.

     PROPERTY AGREEMENT

     Silver Eagle is purchasing the property for $100,000 U.S. in installments, one half of which has been paid.

     EXPLORATION

     Four adit levels of very limited extent were driven on the property during the 1930s. A minimal shipment of 14 tons of 10% cobalt is reported.

     During 1979-1981, Denison Mining (Roman Corporation) did extensive geological work, core drilling (33 holes, 8,300 feet) and metallurgical testing. The Denison work was eventually discontinued because they were unable to find a smelter to take high-arsenic concentrates. The Denison program is reported to have cost $800,000 U.S. The Company possesses copies of most of this data.

     Although, the Denison drilling program had poor core recovery, it did define the extent of the ore body. Silver Eagle intends to conduct additional drilling to fill in the previous drill pattern at key locations and to establish more reliable grades where Denison core recovery was particularly poor. The overall size and grade of the deposit is considered to be geostatistically accurate with data presently at hand. Additional drilling will add confidence for mine planning and will provide metallurgical samples.

     GEOLOGY AND MINERALIZATION

     The deposit lies in a flat-dipping remnant of a contact-metamorphosed sedimentary sequence overlying a granitic intrusive. The sedimentary sequence consists of limestone and limey siltsones that have been locally converted to skarn and hornfels and cut by felsite dikes. The contact zone contains a well developed garnet, epidote, quartz assemblage with magnetite, pyrrhotite, arsenopyrite, cobaltite, skutterudite, and minor chalcopyrite. Petrographic work indicates that much of the cobalt occurs as substitution in arsenopyrite and loellingite, with oxidation forming erythrite (cobalt bloom). Native gold and electrum are associated with arsenopyrite and pyrite.

     The ore body is cylindrical in shape and plunges northwesterly where it appears to be faulted off at depth. The southeastern end of the deposit outcrops on top of a small ridge.

     RESOURCE ESTIMATE AND PROJECT ECONOMICS

     The Company has digitized the Denison drill and underground sampling data and has a kriged resource estimate of the main deposit at 117,000 metric tons (tonnes) grading 0.271% cobalt, 0.084 ounces per tonne (opt) gold and 0.208 opt silver. The Company intends to mine the deposit at a rate of 117 tonnes per day over a 39 month life.

     POTENTIAL FOR ADDITIONAL RESOURCES IN THE DISTRICT

     Silver Eagle has identified several gold-cobalt prospects in the San Bernardo area that exhibit "ore grade" values in outcrop. These prospects have excellent potential to extend life of the Sara Alicia mine/mill operation significantly. The San Bernardo concession consisting of 750 hectares (1,853 acres) was acquired by denouncement during May 1997. Stockpiled material left from previous work on the concession by local prospectors in the area of Buena Vista is of ore grade. Initial grab sampling of the stockpiled material averaged
6.8 grams/tonne (0.22 opt) gold and 0.15% (3lbs/ton) cobalt. Exploration of this prospect will be necessary to determine its size and grade. Several additional prospects of similar character have been identified and are in negotiation for acquisition.

     MINING

     The ridge-top location of the deposit facilitates open-pit mining. The Company believes overall stripping will be low and little pre-stripping will be required. Waste will be placed in adjacent valleys with very short hauls. The ore will be hauled directly to the mill at San Bernardo, about eight miles by road from the mine. The cost of this haul is justified by the high value of the ore and the high capital cost of setting up a milling facility at the mine.

     The Company intends to hire a contractor to mine the deposit, haul the ore to the mill and maintain the mine-area roads. Although contract mining produces higher operating costs, this process will significantly lower the initial capital requirements and simplify management efforts.

     PROCESSING

     The process will consist of two-stage, closed-circuit crushing, closed-circuit grinding and three stage froth flotation. The flotation concentrate will be subjected to an acid leach to convert the gold, cobalt, and silver into a form that can be sold into existing markets. The flotation tailing will be subjected to an alkaline leach to recover additional precious metals and cobalt.

     The cobalt that is contained in both the flotation concentrate and pregnant leach solution (PLS) from the flotation tailing leach will be processed by solvent extraction to produce a cobalt sulfate solution. The cobalt sulfate solution can potentially be sold to existing copper electrowinning facilities located in the southwestern United States and northern Mexico. The precious metals in the PLS from the concentrate leach will be precipitated and combined with the precious metals precipitated from the PLS from the tailing leach process. The combined precipitates will be smelted to produce an dore that will be sold to precious metal refiners.

     The final tailing will be deposited in a lined tailings impoundment. Process water will be reclaimed from the impoundment to minimize new water use. Arsenic will be precipitated in the tailings as an insoluble compound. Lime will be added to ensure long-term tailings neutrality. When the project is finished, the impoundment will be covered with a plastic liner and locally available alluvium to encapsulate the tailings.

     PRODUCTION

     The Company intends to mine the deposit at the rate of 117 tonnes per day, six days per week to provide 700 tonnes of ore per week to the mill. The Company believes waste rock production will average about 120 tonnes per day over the life of the mine, with lower waste production during the early months and higher waste production toward the end of the life of the mine.

THREE R PROJECT, SANTA CRUZ COUNTY, ARIZONA

     The 3R project is an in situ copper leach project at the site of a historic underground copper mine. The project is located five miles south of Patagonia, Arizona, about one and a half hours drive time south of Tucson. The mine has six main levels at approximately 100 ft vertical intervals from the 400 to the 900 level. The lower three levels (700 through 900) are flooded and contain approximately six million gallons of water. The upper levels are essentially dry. The mine water has a pH of less than 3 and contains a minimum of 0.75 grams of copper per liter. The 400 and 600 levels are accessible through adits.

     The 3R Mine operated during and prior to World War I, when some 10 million pounds of copper were extracted from chalcocite ore. Lesser production occurred in the 1920s, 1930s, 1940s and 1950s. Only high grade (+3% Cu) ore was mined, leaving lower grade ore in place.

     PROPERTY STATUS

     The 3R property consists of 21 patented and 2 unpatented mining claims held under an option agreement. The patented claims, owned by private interests, are subject to a 2.5% net smelter return royalty on production and a recoverable, annual minimum advance royalty of $5,000 U.S. The entire property is subject to a net profit royalty on production payable to Brancote U.S. Inc. The net profits royalty is payable at a rate of 10% until full capital recovery, then the royalty increases to 30% for the life of the operation. A recoverable, annual advance minimum royalty of $10,000 U.S. is payable to Brancote until the start of production.

     GEOLOGY AND MINERALIZATION

     The 3R deposit consists of a large, steeply dipping high-grade lens of secondary chalcocite. The ore was deposited in an altered granite along a north-northwest fault zone where it is intersected by an east-northeast fracture zone. The only primary mineralization found in the area is very low grade cuprifrous pyrite disseminated throughout a large portion of the altered granite phase of the Patagonia batholith. Supergene enrichment, along the steeply dipping fault zone, formed the ore body. In Addition to the secondary chalcocite ore, stope walls are covered with a layer of chalcanthite (water-soluble copper sulfate), remobilized and precipitated by surface waters.

     PRODUCTION

     It is estimated that the Silver Eagle operation will produce 6.4 million pounds of copper over a three year project life. Planned production is up to eight tons per day of copper contained in 32 tons of copper sulfate crystal. Copper production and cash flow will be greatest during the first year of operation and will gradually tail off to an eventual economic cutoff determined by copper price and operating overhead.

     PROCESSING

     The copper-bearing water from the underground workings will be pumped through a solvent extraction-copper sulfate (SX-CS) plant to produce copper sulfate crystal. The raffinate (barren solution) will be returned to the mine and sprayed on the walls of the drifts and stopes to dissolve the chalcanthite and to leach chalcocite. The raffinate will percolate through fractures in the ore zone between levels as well as through the ore in stopes, dissolving additional copper.

     The lower levels of the mine will act as a reservoir for the copper-rich solution. This water will be continuously circulated from the mine to the SX-CS plant and back to the mine, transferring copper from the ore body to the copper sulfate final product.

     The SX-CS plant will be built on existing mill foundations left over from early mining days. The copper-rich solution will be pumped to the surface through an existing shaft and the raffinate will be returned to the mine through existing adits. The 600 level adit has been refurbished to provide safe access to that level.


     The solution pumped from the mine will go directly to the SX plant with two extraction stages and a single strip tank coupled with a three-phase separator. The separator separates the organic, the aqueous and the crystals in a single tank. The crystals will be discharged to a vibrating screen for washing and dewatering. Any crystal product will be bagged and transported to one of several consumers located in the southern Arizona area.

     A bleed stream will be separated from the raffinate and directed to a water treatment tank where trace metals are precipitated. The bleed stream will then be passed through a filter to remove entrained organic and solids, and returned to the mine along with the raffinate. This treatment is necessary to prevent the build-up of other metals in the mine water.

     Since the mine is on patented land and will not affect watercourses, wetlands, etc., the only permit needed is an Aquifer Protection Permit from the Arizona Department of Environmental Quality (ADEQ). Discussions are currently underway with the ADEQ to classify the project as an environmental clean-up.

     PRODUCTION RATE

     The rate of circulation of mine water will be kept essentially constant over the life of the mine. Management believes copper production will vary from a high of approximately eight short tons per day (contained copper) in the early months to a low of about two tons per day after three years.

HIGH DOLLAR PROPERTY, EUREKA COUNTY, NEVADA

     INTRODUCTION AND LOCATION

     Located in Nevada's Carlin Trend, the High Dollar property consists of 46 unpatented lode claims (approximately 840 acres) in two separate parcels which cover all of Section 20 and the southern one-third of Section 8, T33N, R51E, M.D.B. & M., in the Tuscarora Range of Eureka County. The Section 8 claims lie along James Creek less than two miles southwest of the Maggie Creek-Gold Quarry operation of Newmont Gold Company.

     PROPERTY STATUS

     The Company holds the High Dollar property under a mining lease entered into in 1992. Favorable terms include a 3% net smelter return (NSR) royalty on production and advance minimum royalty payments to the lessor of $2,000 U.S. per month. The production royalty has a buy-down clause whereby it can be reduced to 0.5% upon payment of $1 million U.S. under certain circumstances. All advance royalties are creditable against production royalties.

     The Company has recently entered into an exploration agreement with Seven Gold Corporation to explore the property. This agreement allows the Toronto-based group to earn a 51% working interest by expending $750,000 U.S. in drilling prior to December 31, 1998. After earn-in, the Company and Seven Gold Corporation will enter into a 49%/51% joint venture for further exploration and development.

     Drilling on Section 8 by Seven Gold Corporation in November, 1996 consisted of one exploratory hole to 2,985 feet. Additional drilling is anticipated during 1997.

     EXPLORATION HISTORY

     The area now known as the High Dollar property was previously known as the Mary claim group owned by Labradex Corporation. Labradex was active on the property from 1979 to 1984.

     Newmont Exploration worked on the Mary claim from 1984 to 1986 under an agreement with Labradex. St. George Minerals held the High Dollar claims under lease during the period from 1988 until 1991. During 1992, Independence Mining Company, Inc. conducted a program of exploration including drilling under an agreement with the Company. ASARCO, Incorporated conducted exploration drilling during 1994 under an exploration joint venture with the Company. Although several exploration groups have conducted exploration programs on the High Dollar property in the past, significant untested targets remain.

     SECTION 8

     Section 8 contains a gold and trace element anomaly that is controlled by the N50 DEG. E trending James Creek segment of the Gold Quarry fault. The geochemical anomaly supported by rock and soil samples extends for 2,000 feet along the hanging wall side of the steeply north-dipping James Creek structure and is 800 feet wide. The fault is confined to the James Creek drainage channel and is not exposed in outcrop. Its location is supported by outcrop mapping of sympathic fault and fracture patterns and magnetic data.

     The target of significance in Section 8 is the chemically favorable stratigraphic section beneath the Roberts Mountains thrust, a regional structure that is an important ore controlling feature in many of the north-central Nevada and Carlin Trend gold deposits. The target depth is 2,000 feet. In prior years, drilling by reverse circulation equipment was stopped at 600 feet due to lack of experience in deep drilling, and by the use of inadequate drilling equipment by SER's joint venture partner.

     SECTION 20

     Fracture controlled gold and trace element mineralization along northwesterly-trending zones in upper plate "western facies" sediments of Ordovician to Devonian age have been identified through rock and soil geochemistry and geologic mapping. Significant mineralization is exposed at the surface in Section 20 where numerous gold analyses exist in the +600 ppb range with strongly associated arsenic, antimony, and mercury. Previous drilling in this area failed to test the central part of the zone as now mapped.

     POTENTIAL TARGET MODEL

     The discovery of the Meikle mine by Barrick Gold Corporation farther north on the Carlin Trend is an example of a weakly mineralized fractured zone at the surface that has proven to be an immense, although structurally narrow, gold deposit at depth. The top of the Meikle deposits is at a depth of 800 feet below the surface. The Section 8 target is a Meikle-type target.

OPHIR PROPERTY, TOOELE COUNTY, UTAH

     The Company's Ophir, Utah property is a core-type land position in a largely neglected, easily accessible, and strategically located mining district. Much evidence points to the existence of a Bingham Canyon-type porphyry system at depth beneath the Ophir dome. Abundant gold at the nearby Mercur and at Bingham Canyon mines suggests that gold may be a significant component of porphyry-related ores at Ophir.

     Kennecott Utah Copper Corporation entered into an agreement with the Company on March 8, 1996 to explore the deep potential of the property. During 1996, Kennecott spent over $100,000 U.S. on exploration including drilling of the one diamond core hold to 1,293 feet. Additional drilling is anticipated during 1997.


     EXPLORATION POTENTIAL

     The Company believes there is potential at Ophir for the discovery of gold-rich targets for a deep copper-gold deposit such as Bingham Canyon. The recent discovery by Homestake Mining Company at Eureka, Nevada is in a comparable environment to Ophir. Homestake's discovery is a multi-million ounce gold-rich deposit adjacent to a major historic, high-grade base metal-silver district; although, no assurance can be given that the Company's property will prove to contain similar deposits.

     Aeromagnetic surveys and metal zoning patterns at Ophir area suggest that the Ophir domal anticline may contain an igneous intrusive at depth. Kennecott concurs with this hypothesis and has entered into an agreement with the Company to test the deep target.

     KENNECOTT AGREEMENT

     Kennecott entered into an option agreement with the Company on March 8, 1996 whereby it can purchase the Company's interest in portions of the property. The agreement allows Kennecott to purchase the property within 24 months for $3 million U.S. The purchase price escalates $250,000 U.S. every six months until it expires in five years at a price of $4.5 million U.S. The purchase price has a cost of living escalator tied to movements in the price of gold. The Company has reserved a perpetual 0.5% NSR royalty on production in addition to the purchase price. Kennecott must pay $50,000 U.S. per year in rent while the agreement is in effect and must also perform certain exploration work.

     PROPERTY

     The Ophir mining property comprises the heart of a major, historic, high-grade silver/lead/zinc/copper/gold district located on the west flank of the Oquirrh Range of Tooele County, Utah. The Oquirrh Range is the heart of the Utah Mineral Belt and is one of the most heavily mineralized mountain ranges in the western United States. Kennecott's huge Bingham Canyon copper-gold open-pit mine, where by-product gold production totals 20 million ounces, lies 12 miles to the north of Ophir. The Ophir district itself is situated along the northwesterly trending Ophir anticline with the Stockton base-metal-silver district 5.5 miles to the north and the Mercur gold district 3.5 miles to the south. At Mercur, Barrick Gold Corporation has an ongoing mining operation with historic and future production likely to total 3.5 million ounces of gold.

     The Company's Ophir property includes approximately 2,000 acres consisting of 1,370 acres of patented mining claims and town lots, 45 unpatented claims, several mine buildings and a well-kept caretaker's residence all located on the north side of Ophir Canyon and comprising portions of Sections 11, 13-16, 22-24, and 27, T5S, R4W, Tooele County, Utah. The town of Ophir, Utah has approximately 25 permanent residents and is served by a year-round, county-maintained, paved road. Much of the land that surrounds The Company's Ophir property is held by Kennecott.

     The Ophir mining district was organized on August 8, 1870. Historic mines on The Company's Ophir district property include Ophir Hill, Hidden Treasure, Buckhorn (formerly known as Cliff Mine), Chicago, and Sacramento Mines. Historic production from the Hidden Treasure and Ophir Mine units totals 2,219,537 tons, with 1,777,394 tons from the Ophir mine and 442,143 tons from the Hidden Treasure. Average grade of historic Ophir production was as follows: 0.007 opt gold, 8.69 opt silver, 1.18% copper, 7.67% lead and 6.34% zinc. In 1971, the Midvale mill and Tooele smelter were shut down. As a result, there was no place to ship the ore thereby causing mining on the Ophir property to cease.

     Although, mining operations in the district have been shown to contain significant ore deposits, the Company can provide no assurance that its property holds economically exploitable ore deposits.

     GEOLOGY AND MINERALIZATION

     The Ophir mine is situated near the crest of a domal anticline. Mineralization is mostly in the Middle to Lower Cambrain Ophir formation shaly limestone beds. Ore zones occur as stacked "ore beds" from five to forty feet thick and are localized where they intersect near-vertical, north-trending fractures that parallel the anticlinal trend. There are at least four major ore beds. Ore minerals are galena, chalcopyrite, sphalerite, pyrite, minor tetrahedrite, and bornite, with gangue minerals quartz, epidote, orthoclase, sericite, and calcite. Ground conditions are such that little timbering is necessary. Most of the Ophir workings are currently accessible.

     At the time of shutdown, proven and indicated ore reserves were 50,462 tons, with 100,000 tons expected to be proven with a reasonable exploration and development program. The proven reserve as estimated by R.D. Rubright was 28,520 tons averaging 0.007 opt gold, 7.46 opt silver, 0.84% copper, 8.59% lead and 6.48% zinc.

MINERA SERRANA PROJECT, SONORA, MEXICO

     MINERA SERRANA AGREEMENT

     The Minera Serrana agreement with the Company incorporates a 34,642 acre package of mining concessions in Sonora, Mexico that include three silver/lead/zinc mining districts (San Felipe, El Gachi and Oposura) as well as two other exploration prospects (El Carmen and Tres Piedras).

     The purchase price of the properties is $3 million U.S. to be made in incremental payments of $50,000 U.S. every six months until milling of underground ores commences, at which time the payments shall be $10,000 U.S. per month per 100 tonnes per day of mill throughput. A three percent net smelter return production royalty applies to all production. The royalty can be bought out at any time for a lump sum payment of $3 million U.S.

     BOLIDEN AB OPTION

     Boliden AB, headquartered in Stockholm, Sweden, entered into an option agreement with the Company on March 17, 1997, whereby it can earn a 51% working interest in the Minera Serrana properties. Boliden must expend $200,000 U.S. during 1997: $350,000 U.S. during 1998: $400,000 U.S. during 1999: and $450,000
U.S. during 2000 in order to earn its interest.

     Boliden is looking for a zinc property that is capable of producing 50,000 tons per year of zinc metal.

SAN FELIPE, EL GACHI, AND OPOSURA DISTRICTS, SONORA, MEXICO

     The silver/lead/zinc sulfide deposits of the San Felipe, El Gachi, and Oposura Districts of northeastern Sonora represent a long-term, high cash flow, mining opportunity of exceptional merit. Reserves have been identified on the property. A new flotation mill will be required to process sulfide ores from deposits at San Felipe and El Gachi. Oposura ores are lower grade and are lower in priority for mining.

     LOCATION

     The San Felipe District is located approximately 70 miles northeast of Hermosillo, Sonora, near the village of San Felipe de Jesus. El Gachi is approximately 33 miles north-northeast of San Felipe, just southeast of the village of Arizpe. The Oposura District is 35 miles east-southeast of San Felipe near the village of Moctezuma.

     GEOLOGY AND MINERALIZATION

     According to Allan P. Juhas, consultant for the Company, in a report on the Minera Serrana properties in March 1996:

          The three main silver/zinc/lead properties are all strataform occurrences of massive to breccia to stringer type sphalerite and argentiferous galena mineralization that occur in bifurcating and/or stacked layers or lenses with occasional connecting chimneys. All are hosted in specific carbonate-rich horizons. Mineralized zones may be up to 20 to 30 meters wide although individual layers or lenses are generally in the range of 1 to 15 meters wide. Mineralized zones can be traced for several hundreds of meters to, in some cases, several km along strike. In the San Felipe area, several parallel mineralized systems are present. They are all hosted in Cretaceous marine sediments and tuffaceous volcanic rocks, usually bordering granitic sills or stocks, or zones of intense silicification. Gangue minerals include silica, sericite, calcite and epidote. At El Gachi, the favorable horizon is a fossiliferous limestone that separates fragmental intermediate volcanics and overlying arkoses and mudstone from higher shales and siltstones. All of the sedimentary-volcanic units are of Cretaceous Age. No intrusives are known in the area. Gengue minerals are quartz and chlorite. At Oposura, the favorable limestone horizon separates fragmental felsic Tertiary volcanics. Gangue minerals include silica, epidote, chlorite, rhodonite and rhodochrosite.

     DEVELOPMENT PLAN

     Prior mining activity on the property was guided by surface exposures of ore and continuations down dip. Mining faces were stopped in ore at the time of closure in the early 1990s because of low metal prices, high smelter costs, and under-capitalization. Numerous ore zones exist and some of the prominent "ore structures" have never been drilled.

     The Company management believes that five to seven million tonnes of massive sulfide ore can be developed over an 18 to 20 year project life. If initial exploration/development drilling is successful, a new mill will be constructed. The Company intends to start milling at a rate of 500 tonnes per day (tpd) and will be increased to 750 tpd after two years. Approximately two years of pre-production work is necessary to conduct development drilling, mine planning, mill design, procurement, and construction. Although most mining will likely be conducted by underground methods, the respectable ore zone widths will lend themselves to relatively low cost mining techniques.

     RESERVES

     Again quoting Allan P. Juhas, from his March 1996 report on the Minera Serrana sulfide reserves:

          Subject to confirmatory drilling, two of Serrana's properties, San Felipe and El Gachi, are presumed to have probable and possible reserves which should be feasible to mine at a profit given known ore characteristics, current mining, milling and metallurgical technology and present metal prices. The writer's independent calculation of reserves based on information in the Serrana files indicate: 1) Probable reserves:
     304,000 tonnes averaging 9.1% Zn, 6.1% Pb, 0.1% Cu and 279 gms/tonne Ag.
     2)Possible reserves: 2,041,000 tonnes averaging 11.3% Zn, 5.03% Pb, 0.3% Cu and 126 gms/tonne Ag.

          A third property, Oposura (Moctezuma), has been drilled-off more precisely, but the mineralization is deemed to be only economically marginal at this time, so is categorized as a probable resource of 625,000 tonnes grading 6.04% Zn, 3.5% Pb and 19 gms/tonne Ag.

          The reserves and resources mentioned above at San Felipe, El Gachi and Oposura all border or are in close proximity to areas recently mined and/or are down-dip of mineralized and/or altered outcrops. Most of these projections have had little or no drilling, although if they were in accessible mineral districts in Canada or the U.S., they would surely have been drilled extensively. Based on reasonable extrapolation of known geological controls, the exploration potential at all properties is several times the reserve/resource base mentioned above.

EL CARMEN, SONORA, MEXICO

     The El Carmen concession is located 6 miles south of the El Gachi property in northeast Sonora. In the 1880s and 1890s, French interests mined a zone of east-west structures in Eocene andesites and rhyolites for high grade gold and silver by underground methods. Silicic and argillic alteration containing oxidized sulfide stockworks have been observed to extend over a large area away from the main structures. Little work has been done in this area since the 1920s.

TRES PIEDRAS, SONORA, MEXICO

     The Tres Piedras copper-molybdenum prospect is located near the village of Yecora in southeastern Sonora. Drilling in the 1960s and 1970s delineated a small resource of molybdenum (225,000 tonnes of 0.2% Mo) in a contact zone between two intrusives. The general Yecora area has several known porphyry copper/molybdenum prospects and gold deposits. This 158 acre prospect is part of the Minera Serrana acquisition and will be maintained in inventory for future evaluation.

LA PERLA, SONORA, MEXICO

     The La Perla concessions cover 7,800 acres 100 miles southeast of Hermosillo, the capital of Sonora, Mexico. The property lies in a mineralized district currently being explored by Phelps-Dodge and other mining companies. Local miners extracted gold on a small scale in the recent past, concentrating on high-grade occurrences. The property is easily accessible and has abundant water for mineral processing. The Company has a two-year option to purchase the property for $300,000 U.S. Option payments are $2,500 per month. A down-payment of $45,000 is due on exercise of the option followed by monthly payments of $15,000 for 17 months.

     EXPLORATION POTENTIAL

     Gold occurrences are wide-spread on the La Perla property. Teck Corp. previously explored portions of the property and provided the Company a copy of their report, including the results of 27 reserve-circulation drill holes. The Company took 16 surface samples during its preliminary examination of the property. All 16 samples contained gold, with values ranging from 0.13 to 20.81 grams per tonne. The average grade of all samples was about 3 grams (0.1 oz) per tonne.

     The Company believes that the property has the potential to host one or more small to medium-sized gold deposits, amenable to open-pit mining and heap leaching. The Company plans to explore the property in late 1997. The initial program will include aerial photography, surface mapping and sampling, diamond core drilling, and metallurgical testing.

     AGREEMENT WITH TECK CORP.

     Teck Corp has a 51% back-in right on completion of a positive pre-feasibility study by the Company. If Teck exercises this right, it will fund a feasibility study, arrange production financing and place the property into commercial production.

ZAPOPA, SONORA, MEXICO

     The Zapopa concession covers 125 acres and is located approximately 30 miles north of Alamos, Sonora, Mexico. It covers a large oxidized zone of skarn mineralization, located along a prominent ridge. Gold was mined on a small scale in the distant past, as evidenced by old workings and smelter slag. A geochemical survey conducted adjacent to and down slope from the property yielded anomalously high gold values. The purchase price is $100,000 U.S., payable at $1,200 per month for 12 months, then three equal payments of $28,534 over the next 12 months.

     The Company believes that the property has the potential to host a large-sized gold deposit, minable by open-pit methods. The Company plans to explore the property in late 1997. The initial program will include aerial photography, surface mapping and sampling, and additional geochemical work.

EXPLORATION FILES

     The Company owns extensive geologic files on mineral prospects and mines that it acquired from Mueller Industries, Inc., the successor company to the old U.S. Smelting, Refining and Mining Company, Sharon Steel Corp., and related companies. This is a proprietary asset of considerable value containing information on thousands of localities throughout the world in the form of published reports, private reports, maps, and assays. This information was compiled by one of the premier old-line mining companies by a staff of highly competent and meticulous geologists and engineers.

     Most of the data predates the 1960s. There is extensive coverage of many Latin American countries and formerly communist countries. Approximately 20% of the file coverage is non-United States, with over 80 countries represented. Over 500 drawers of map and report files span a time period of 90 years.

     The exploratory files represent a valued asset that the Company will use to develop prospects and leads for exploration and acquisition activity over the years to come. Historic property files are the best kind of library that mineral exploration groups can use to research areas and plan prospecting activities. There are very few geologic databases in existence that are comparable to that owned by the Company. Most such databases are held by a handful of major, long-established mining companies and are not available to the general public.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


                                PRINCIPAL STOCKHOLDERS

     The following table sets forth information concerning the beneficial ownership of the Company's Shares as of March 31, 1997 for (i) each current Director and each nominee for Director (ii) each officer of the Company, (iii) all persons known by the Company to beneficially own more than 5% of the outstanding Shares of the Company's Shares, and (iv) all officers and Directors of the Company as a group.

      NAME AND ADDRESS OF            NUMBER OF SHARES
      BENEFICIAL OWNER (1)         BENEFICIALLY OWNED(2)     PERCENT OF TOTAL(3)
      --------------------------   ---------------------     -------------------

      David B. Hackman                  1,225,338       (4)         9.7%
      Marvin Mitchell                      30,000       (5)           *
      Michael Lindeman                    520,282       (6)         4.2%
      J. Michael Sierakoski             1,192,838       (7)         9.3%
      Fred Brost                        1,053,451       (8)         8.3%
      Jon P. Broderick                  1,455,338       (9)        11.1%
      Ted Slanker                         831,803       (10)        6.7%
      Chris Slanker                       582,499       (10)        4.7%
      John A. Versfelt                     20,000       (12)          *
      All officers and Directors        4,041,909       (13)       30.3%
      as a group

*  LESS THAN ONE PERCENT
(1) Unless otherwise noted, the Company believes that all Shares are beneficially owned and that all persons named in the table or family members have sole voting and investment power with respect to all Shares owned by them. Unless otherwise indicated, the address of each Stockholder is 2420 North Huachuca Drive, Tucson, Arizona 85745-1202.
(2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof have been exercised.
(3) Assumes 12,458,424 Shares outstanding plus, for each individual, any securities that specific person has the right to acquire upon exercise of presently exercisable stock options and conversion of debenture shares. Options, warrants, or conversion rights held by persons other than the specific individual for whom an ownership interest percentage is being calculated are not considered in calculating that specific individual's ownership interest percentage.
(4) Includes 222,000 options outstanding which are exercisable anytime before October 2, 1998 at $0.30 Cdn per share.
(5) Includes 30,000 options outstanding which are exercisable anytime before August 22, 2002, at $0.30 Cdn per share. Mr. Mitchell's address is 700 West Ponder Street, Suite 600, Vancouver, British Columbia V6C 1G8.
(6) Includes 20,000 options outstanding which are exercisable anytime before August 22, 2002, at $0.30 Cdn per share. Mr. Lindeman's address is 6336 Blacktop Road, Rio Linda, California 95673.
(7) Includes 300,000 options outstanding which are exercisable anytime before June 4, 2000, at $0.30 Cdn per share.
(8) Includes 268,900 options outstanding which are exercisable anytime before August 22, 2002 at $0.30 Cdn per share.
(9) Includes 562,500 shares currently held in escrow. Mr. Broderick's address is 6440 East Cheney Drive, Paradise Valley, Arizona 85253.

(10)Ted and Chris Slanker are husband and wife whose address is Route 9, Box 610, Texarkana, Texas, 75501
(12)Includes 20,000 options outstanding which are exercisable anytime before August 22, 2002, at $0.30 Cdn per share. Mr. Versfelt's address is 502-595 Howe Street, Vancouver, B.C. V6C 2T5, Canada.
(13)Includes 860,900 options outstanding held by the officers and directors.


ITEM 5.        MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

COMPLIANCE WITH SECTION 16 (a) OF THE EXCHANGE ACT

     Section 16 (a) of the Securities Exchange Act of 1934 requires the Company's officers, directors, and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"), NASDAQ, and the Boston Stock Exchange. Officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16 (a) forms they file. The Company believes that it has had no filing obligation to the time of this filing and, therefore, the filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with.

DIRECTORS AND EXECUTIVE OFFICERS

     The names, ages and positions of the Company's Directors and executive officers as of June 30, 1997 are listed below:

NAME                   AGE  POSITION WITH THE COMPANY             FIRST ELECTED

David B. Hackman       55   President, C.E.O, Director            1997
Marvin Mitchell        59   Director                              1993
Michael Lindeman       59   Director                              1997
J. Michael Sierakoski  49   Vice President of Metallurgy          1996
                            Treasurer, and Director               1997
Fred Brost             57   Vice President of Mining & Projects   1996
John A. Versfelt       48   Corporate Secretary                   1994

     DAVID B. HACKMAN has served as the President, Chief Executive Officer, and a Director since July 1997. From 1990 to 1996, Mr. Hackman was the President of Liximin, Inc., and Liximin , S.A. de C.V. and a managing partner of 3R Resources, L.L.C., all of which were purchased by or merged with the Company during 1996 and 1997. Mr. Hackman has over 30 years of international mining exploration experience with various companies including SAGE Associates, Inc., ALCOA, AMOCO Minerals, and Mobil Oil. He is a member of the Society of Economic Geologists, Society of Exploration Geophysicists, and the Society for Mining, Metallurgy, and Exploration. Mr. Hackman received his B.S. in Geophysical Engineering from the Colorado School of Mines in 1964, and his M.S. and Ph.D degrees in Geological Engineering from the University of Arizona in 1971 and 1982 respectively.

     MARVIN MITCHELL has served as a Director of the Company since January 1993. Mr. Mitchell has worked as a mining and exploration geologist consultant since 1985. He has worked extensively in British Columbia, the Northwest Territories, and the Yukon in Canada and in many areas of the western United States, Mexico, South America, Africa, and Australia. He is registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia, and is a member of both the Canadian Institute of Mining, Metallurgy, and Petroleum, and the Geological Society. Mr. Mitchell serves on the Board of Directors for a number of mining companies including; Island Arc Resources Corp. (since 1990), Clear Creek Resources, Ltd. (since 1995), and International Calneva Gold Corp. (since
1996). Mr. Mitchell attended the University of British Columbia for three years and later received his B.S. in Geological Engineering at the Montana College of Mineral Science & Technology in 1968.

     MICHAEL LINDEMAN has served as a Director since July 1997. Mr. Lindeman has extensive experience in the organization, operation, and growth of small businesses. Mr. Lindeman owns Lindeman Bros., Inc., which is the largest dump truck company in Sacramento, California, which has annual revenues of $5 to $10 Million, employs 50 people, and which has been in business for over 60 years. Mr. Lindeman owns Yuba Trucking, Inc., the largest dump truck company in northern California which has annual revenues of $7 to $10 Million, employs seventy people, and which has been in business since 1969. Mr. Lindeman also owns Yuba North, Inc., a construction company specializing in asphalt paving, which is located in Medford, Oregon and has been in operation since 1996, and is co-owner of Yubacon, Inc., located in Medford, Oregon, which is a construction company specializing in landfill work and concrete arch culverts. Yubacon has been in business since 1995 and has annual sales of over $10,000,000. Mr. Lindeman received his B.A. degree from Stanford University.

     J. MICHAEL SIERAKOSKI has served as the Vice President of Metallurgy since 1996 and the Treasurer and Director of the Company since July 1997. Mr. Sierakoski from 1990 to 1996 was a Vice President and Director of Liximin, Inc., and Liximin , S.A. de C.V. and a managing partner of 3R Resources, L.L.C., all of which were purchased by or merged with the Company during 1996 and 1997. Mr. Sierakoski served as the Director of Marketing and Technical Service for Henkel Corporation. Mr. Sierakoski brings to the Company over 20 years of international operations and technical consulting experience with a specialty in hydrometallurgy. Mr. Sierakoski has written several technical papers on solvent extraction of copper, is a member of the Society for Mining, Metallurgy, and Exploration, and is the holder of three U.S. patents for solvent extraction processes. He received his B.A. from the University of Arizona and his B.S. from the University of Arizona in 1970.

     FRED BROST has served as the Vice President of Mining & Projects since July 1996. From 1992 through 1996, he served as the Vice President of Liximin, Inc. where he managed preliminary planning, design, permitting, and environmental work for various projects. Mr. Brost from 1990 to 1996 was a Vice President and Director of Liximin, Inc., and Liximin , S.A. de C.V. and a managing partner of 3R Resources, L.L.C., all of which were purchased by or merged with the Company during 1996 and 1997. From 1987 to 1992, he was the President of Mining and Environmental Consultants, Inc. where he fulfilled general managerial duties and supervised permitting studies. Mr. Brost has over 30 years of international mining and project management experience and during that time has developed expertise in project planning, and materials handling and permitting. He is a member of the Society for Mining, Metallurgy, and Exploration. Mr. Brost received his B.S. in Mining Engineering from the Missouri School of Mines in 1963 and his M.S. in Engineering from the University of the Witwatersrand, located in South Africa, in 1970.

     JOHN A. VERSFELT has served as the Corporate Secretary since 1994 and manages the Vancouver office for the Company. Mr. Versfelt owns and manages a management consulting company which he has operated since 1982. Mr. Versfelt received his business administration degree from Simon Fraser University in British Columbia.

BOARD OF DIRECTORS COMMITTEES AND COMPENSATION

     The Board of Directors has the responsibility for establishing broad corporate policies and for overseeing the overall performance of the Company. However, in accordance with corporate legal principles, it is not involved in day-to-day operating details. Members of the Board are kept informed of the Company's business through discussions with the Chairman and other officers, by reviewing analyses and reports sent to them, and by participating in Board and committee meetings.

     During the last Fiscal year ended March 31, 1996, Jon P. Broderick and Raymond P. Pecoskie resigned as Directors of the Company to permit new Directors to be appointed in conjunction with the acquisition of Liximin, Inc. The Board acted to fill the two Director vacancies on the Board by electing David B. Hackman and J. Michael Sierakoski.

     The Board held one meeting in fiscal 1996 with an average attendance of over 75%. All directors attended more than 75% of the meetings held during their tenures as directors. Board members are not presently compensated, but are reimbursed for their expenses associated with attending Board and Committee meetings.


ITEM 6.  EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

     The Company currently has five executive officers, each of whom hold stock options. Compensation paid during the last fiscal year to the three highest paid Executive Officers of the Company is as follows:

                              SUMMARY COMPENSATION TABLE


                          ANNUAL COMPENSATION                               ALL OTHER COMPENSATION
                         --------------------                               -------------------------

                         YEAR     SALARY          BONUS     OTHER ANNUAL
                         ----  -------------      -----     COMPENSATION
                                                            ------------

David B. Hackman         1996  $ 18,000 U.S.        0            0          222,000 opts @ $0.30 Cdn

J. Michael Sierakoski    1996  $ 18,000 U.S.        0            0          300,000 opts @ $0.70 Cdn

Fred Brost               1996  $ 18,000 U.S.        0            0          268,900 opts. @ $0.30 Cdn



    The Company retains American Resource Management Consultants Inc. to provide general management and administration services on an as required basis at various rates up to $100 per hour plus miscellaneous expenses. The Company also retains American Resource Management Consultants Inc. to provide its office to maintain records. For the year-ended March 31, 1997, American Resource Management Consultants Inc. invoiced the Company $17,721.34 for its services.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Of the 3,083,000 common shares in the capital stock of the Company that were issued for the resource and non-resource properties pursuant to the Liximin Letter, 2,888,027 common shares were to a control group of individuals who effected the Liximin acquisition and subsequently became directors and officers of the Company.


ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

    The authorized capital of the Company consists of 100,000,000 common shares without par value of which 12,458,424 common shares have been allotted for issuance and are fully paid as of July 31, 1997. The material terms of the securities are as follows:

    All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.

Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefrom. No shares have been issued subject to call or assessment. There are no preemptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds, nor any cumulative voting rights. The Company's directors in compliance with the COMPANY ACT (British Columbia) and any special rights or restrictions attached to any class of securities may by director's resolution enable the Company to purchase any or all of its shares. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the COMPANY ACT which sets forth that a company may, by special resolution, subdivide, consolidate, or alter the name or designation of all or any of its shares, whether issued or unissued. A special resolution requires approval of not less than three-quarters (3/4) of the shareholders voting (either in person or by proxy). The Directors of the Company may from time to time declare and authorize payment of dividends, as they deem advisable. Subject to the rights of members, all dividends on shares shall be declared and paid according to the number of shares held. No dividends have been declared since incorporation. There are no restrictions on the repurchase or redemption of shares to the common stock of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

                                       PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

COMMON STOCK MARKET INFORMATION

    The Company's securities are currently traded on the Vancouver Stock Exchange. The following table sets forth, for the period from January 1, 1995 through July 31, 1997, the high and low bid quotations for the Common Stock as reported by the National Quotation Bureau Incorporated. The Company has only one class of capital stock, common shares without par value.

    The Company's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof. There were, to the best of the Company's knowledge, at July 31, 1997, 132 United States shareholders of record holding a total of 6,975,259 shares, or approximately 56% of the outstanding class.


    CALENDAR QUARTER             BID QUOTATIONS (HIGH-LOW)
    ----------------             -------------------------

                        1997 (CDN$)    1996 (CDN$)    1995 (CDN$)
                        -----------    -----------    -----------

    First               1.05   0.79    2.80   0.24    0.45   0.25

    Second              0.88   0.44    2.40   1.10    0.55   0.27

    Third               0.45   0.19    1.42   0.75    0.57   0.30

    Fourth              -      -       1.30   0.84    0.36   0.21


    The Company has not paid any cash dividends on its Common Stock since its incorporation and anticipates that, for the foreseeable future, earnings, if any, will continue to be retained for use in its business. As of October 1, 1997, the approximate number of record holders of the Company's Common Stock was 146.

EXCHANGE CONTROLS AND OTHER FACTORS EFFECTING SECURITY HOLDERS

    Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital. The Investment Canada Act (the "Act") enacted on June 20, 1985, as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada), requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business", all as defined in the Act. For the purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

    Investments requiring review and approval include direct acquisitions of Canadian businesses with assets with a gross book value of Cdn $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of Cdn $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than Cdn $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by an "American," or the vendor of the Canadian business is an "American" (as defined in the Act), the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to direct acquisitions is Cdn $150,000,000 in constant 1992 dollars as determined in accordance with the Act. The monetary threshold for indirect acquisitions, where the value of the assets of the entity or entities carrying on business in Canada is greater than 50% of the total value of the assets of all of the entities being acquired, is Cdn $150,000,000 in constant 1992 dollars as determined in accordance with the Act. Other indirect acquisitions of Canadian businesses by or from Americans are not subject to review.

    An "American", as defined under the Act, includes an individual who is a national of the United States or is lawfully admitted for permanent residence within the meaning of the Immigration and Nationality Act of the United States, and a corporation that is controlled by an American in accordance with the Act. Special rules apply with respect to investments by non-Canadians to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services and activities relating to Canada's cultural heritage or national identity. If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Agency (established by the Act) prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

    The Agency will submit the application for review to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Agency by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of "net benefit to Canada," taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors to be considered are: (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;
(iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;
(iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada's ability to compete in world markets.

    Within 45 days after a completed application for review has been received, the Minister must notify the investor that (a) he is satisfied that the investment is likely to be of "net benefit to Canada," or (b) he is unable to complete his review in which case he shall have 30 additional days to complete his review (unless the investor agrees to a longer period) or (c) he is not satisfied that the investment is likely to be of "net benefit to Canada."

    If the Minister is unable to complete his review and no decision has been taken within the prescribed or agreed upon time, the Minister is deemed to be satisfied that the investment is likely to be of "net benefit to Canada."

    Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the investor and the Minister). On the expiration of the 30-day period (or an agreed extension), the Minister must notify the investor whether or not he is satisfied that the investment is likely to be of "net benefit to Canada." In the latter case, the investor may not proceed with the investment or, if the investment has already been consummated, must relinquish control of the Canadian business.

CANADIAN FEDERAL INCOME TAXATION

    The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company's Common Stock pursuant to this Annual Report who, for purposes of the Income Tax Act (Canada) (the "Canadian Act"), deal at arm's length with the Company, hold shares of Common Stock as capital property, are not residents of Canada at any time when holding Common Stock and do not use or hold and are not deemed to use or hold Common Stock in or in the course of carrying on business in Canada.

    This summary is based on the current provision of the Canadian Act, the regulations thereunder and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended. This summary takes into account specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the Minister of Finance prior to the date hereof and the Company's understanding of the current published administrative and assessing practices of Revenue Canada, Taxation. This summary does not take into account Canadian provincial income tax laws or the income tax laws of any country other than Canada.

    A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common Stock unless the Capital Stock is "taxable Canadian property" to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. The Capital Stock will not be taxable Canadian property to a shareholder provided that the Company is a "public corporation" within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arm length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition. The Company has qualified and elected to be a "public corporation" within the meaning of the Canadian Act. In addition, the Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax in respect of a disposition of Common Stock provided that the value of the shares of the Company is not derived principally from real property (including resource property) situated in Canada and provided such shareholder does not have and has not had within the 12-month period preceding the disposition a permanent establishment or fixed base available to such shareholder in Canada.

    Any dividend, including stock dividends, paid or credited, or deemed to be paid or credited, by the Company to a shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to the provisions of any applicable income tax convention. Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty and further reduced to 5% if the beneficial owner of the shares is a corporation owning at least 10% of the voting shares of the Company. The reduction to 5% for corporations owning at least 10% of the voting shares of the Company is phased in at 7% for dividends paid before 1996 and at 6% for dividends paid before 1997.

UNITED STATES TAXATION

    For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U. S. Taxpayer") will recognize a gain or loss on the sale of the Company's Common Stock equal to the difference between the proceeds from such sale and the adjusted cost basis in the Common Stock. The gain or loss will be a capital gain or capital loss if the Company's Common Stock is a capital asset in the hands of the U.S. Taxpayer.

    For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's Common Stock. A U.S. Taxpayer who pays Canadian tax on a dividend on the Common Stock will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting stock of the Company should consult its tax advisor as to applicability of the dividends received deduction or deemed paid foreign tax credit with respect to dividends paid on the Company's Common Stock.

    For any taxable year of the Company, if at least 75% of the Company's gross income is "passive income" (as defined in the Internal Revenue Code of 1986, as amended (the "Code")), or if at least 50% of the Company's assets, by average fair market value, are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company ("PFIC"). There can be no assurance that the Company will not be determined to be a PFIC in its current or future taxable years.

    If the Company is a PFIC for any taxable year during which a U.S. Taxpayer owns any Common Stock, the U.S. Taxpayer will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such U.S. Taxpayer's Common Stock. For example, gifts, exchanges pursuant to corporate reorganizations, and use of the Common Stock as security for a loan may be treated as taxable disposition, and a stepped-up basis upon the death of such a U.S. Taxpayer may not be available. Furthermore, in the absence of an election by such U.S. Taxpayer to treat the Company as a "qualified electing fund" (the "QEF election"), as discussed below, the U.S. Taxpayer would be required to (i) report any gain on disposition of any Common Stock as ordinary income rather than capital gain, (ii) to compute the tax liability on such gain and on certain distributions as if the items had been earned pro rata over the U.S. Taxpayer's holding period (or a certain portion thereof) for the Common Stock and (iii) would be subject to the highest ordinary income tax rate for each taxable year of the U.S. Taxpayer in which the items were treated as having been earned. Such U.S. Taxpayer would also be liable for interest (which may be non-deductible by certain U.S. Taxpayers) on the foregoing tax liability as if such liability had been due with respect to each such prior year.

    If the Company is a PFIC for any taxable year during which a U.S. Taxpayer owns any Common Stock, the adverse taxation of disposition gains and certain distributions may be avoided by any U.S. Taxpayer who makes a QEF Election on or before the due date (including extensions) for filing such U.S. Taxpayer's tax return for such taxable year. Such a U.S. Taxpayer would be taxed on dividends and capital gains as if the Company had never been a PFIC, but would also be taxed on its pro-rata share of the Company's earnings and profits for the Company's taxable year in which it was (or was treated as) a PFIC and which ends with or within such U.S. Taxpayer's taxable year, regardless of whether such amounts are actually distributed by the Company. Should such an election be made (and if the Company is a PFIC, U.S. Taxpayers are strongly urged to consider this special election), there are a number of specific rules and requirements applicable thereto, and such an electing U.S. Taxpayer is strongly urged to consult his own tax advisor in that regard.

    The foregoing discussion of Canadian taxation and United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the company or disposing of their common stock.

ITEM 2.  LEGAL PROCEEDINGS

    There are no material pending legal proceedings, and the Company is not aware of any threatened legal proceedings to which the Company may be a party.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

    The Company has experienced no recent change in or disagreement with its accountant. The Company's present Auditor, Moen & Company, Chartered Accountants, has been the Company's auditor since March 28, 1988. Management of the Company intends to keep Moen & Company as its auditor for the foreseeable future.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

    Private placement financing by the Company in November 1996 was approved and results in the increase of 173,913 common shares at a price of $1.15 per share. The private placement participants received warrants to purchase one additional share for each common share received at a price of $1.15 per share for a one year period to November 7, 1997.

    A total of 167,500 common shares were issued in February 1997 pursuant to a private placement at $0.80 per share with purchase warrants attached entitling the holders to purchase one additional share for each one received at a price of $1.00 per share exercisable to February 24, 1999.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Pursuant to Canadian Law, the Company's Articles of Incorporation exclude personal liability for its Directors for monetary damages based upon any violation of their fiduciary duties as Directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or any transaction from which a Director receives an improper personal benefit. This exclusion of liability does not limit any right which a Director may have to be indemnified and does not affect any Director's liability under federal or applicable state securities laws. The Company has agreed to indemnify its directors against expenses, judgments, and amounts paid in settlement in connection with any claim against a Director if he acted in good faith and in a manner he believed to be in the best interests of the Company.

                                       PART F/S


FINANCIAL STATEMENTS

    The financial statements listed in the accompanying Index to Financial Statements are attached hereto and filed as a part of this Report under Item 13.

    The selected financial data of the Company for Fiscal 1996, 1995, 1994, and 1993 ending March 31st, was derived from the financial statements of the Company which have been audited by Moen & Company Independent Chartered
Accounts.   The financial data for years 1996, 1995, and 1994  is included in their audited report which is included elsewhere in this Annual Report. The selected financial data for the interim periods ended June 30, 1997 was derived from unaudited interim financial statements prepared by the Company which are included elsewhere in this Annual Report. The audited information in the Summary Financial Data Chart was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements. The Audited data in Table No 4 was derived from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principals ("Canadian GAAP"), reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements. Footnotes ___ through __ to The Summary Financial Data Chart sets forth the material differences between U.S. GAAP and Canadian GAAP for the audited selected financial data of the Company for Fiscal 1996, 1995, 1994, 1993 and 1992.

                                SUMMARY FINANCIAL DATA


                        Three months   Three months
                           ended          ended        Year           Year           Year           Year           Year
                          6/30/97        6/30/96       Ended          Ended          Ended          Ended          Ended
                        (unaudited)    (unaudited)    3/31/97        3/31/96        3/31/95        3/31/94        3/31/93
CANADIAN GAAP           -----------    -----------    -----------    -----------    ----------     -----------    -----------
-------------
Revenue                 $  31,892      $  20,616      $ 107,466      $  141,342     $  82,027      $   7,419      $  11,900
Net Loss                  102,679         28,527        822,763         56,592         76,432         225,369        81,483
Per Share                  .008           .007           .060           .008           .015            .044          .020
Outstanding Shrs.*       12,458,424     7,196,459      12,458,424     7,196,459      6,623,234       5,073,290     3,976,892
Dividends                   nil            nil            nil            nil            nil             nil           nil
Total Assets             1,769,934       794,221       1,873,041       590,860        366,028         185,355        84,361
Sharehldr  Equity        1,465,304       662,024       1,567,984       494,880        340,623          43,568       (22,976)

U.S. GAAP
---------
Weighted Ave Shares* +   10,153,000     6,249,293      9,127,429      6,003,276      4,544,100       3,890,475     3,168,767
Net Loss                $ 102,679      $  28,527      $ 822,763      $  56,592      $  76,432      $  225,369     $  81,483
Net Loss Per Share +       .010            .005          .090           .009           .017             .058         .026
Total Assets             1,769,934       794,221       1,873,041       590,860        366,028         185,355        84,361
Sharehldr  Equity        1,465,304       662,024       1,567,984       494,880        340,623          43,568       (22,976)



+ Under U.S. G.A.A.P. the 750,000 escrowed common shares would be removed from the weighted average of number of common shares outstanding to be used in the calculation of the loss per share.

* Stock Options, Warrants, and other similar instruments are considered to be common stock equivilents ("CSE's") at all times; however, as the inclusion of CSE's has the effect of decreasing the loss per share, CSE's are excluded from the Net Loss Per Share computation.

                                       PART III


ITEM 1. INDEX TO EXHIBITS

(a)  The following documents are filed as part of this report on Form 10-SB:

     1.   Financial Statements--Quarter ended June 30, 1997 (unaudited).

          Financial Statements for the years ending March 31, 1996 and 1997:

          Independent Auditors' Reports
          Balance Sheet
          Statements of Operations
          Statements of Stockholders' Equity
          Statements of Cash Flows
          Notes to Financial Statements

     2.   Exhibits.

A.   Financial Statements (see Part III, Item 1).

B.   Property Maps.

2.   Silver Eagle Resources, Inc., Corporate Papers.

     2.1 Memorandum of Incorporation of Sultana Resources Corporation dated March 5, 1994, as Amended May 31, 1988 for name change to Silver Eagle Resources, Ltd.

     2.2  British Columbia Company Act Articles of Silver Eagle Resources Ltd.

3.   Securities Holder Rights.

     3.1  Option Agreement for Stock Exchange, February 2, 1996.

     3.2 Escrow Agreement - Principal's Shares between the Company and Jon Broderick.

     3.3  Summary Form of Stock Options Granted.

6.   Material Contracts.

     6.1 Option Agreement between James K. Clark, Marcia Munro Clark, John Munro Clark, Margery B. Clark, Thomas G. Clark, and Brancote U.S. Inc., September 13, 1991.

     6.2 Option Agreement between Brancote U.S. Inc., and Liximin, Inc., December 17, 1991.

     6.3 Assignment - Liximin, Inc., and 3R Resources, L.L.C., , December 17, 1992.

     6.4 Provisional Agreement or Letter of intent Entered on Behalf of Insumos Mineros S.A. de C.V. and Liximin, Inc., May 16, 1995.

     6.5  Dietz and Associates Land Status & Title Check on 3R Property.

     6.6  Legal Title Opinion on Sara Alicia Mining Concession, May 17, 1996.

     6.7 Assignment - 3R Resources, L.L.C., and Silver Eagle Resources, Inc., June 6, 1996.

     6.8 Assignment - John Munro Clark, Margery B. Clark and Thomas G. Clark, July 9, 1996.

     6.9 Purchase Option Agreement entered into by Mr. Julio Gratt Rountree and Liximin, S.A. de C.V., September 12, 1996.

     6.10 Agreement to Acquire Exploration and Exploitation Concessions between Compania Minera Serrana, S.A. de C.V. and Liximin, S.A. de C.V., February 7, 1996.

     6.11 Agreement between Silver Eagle Resources, Inc., and Boliden AB, March 17, 1997.

10.  Consents.

     10.1 Appraisal of all Personal Property as prepared by Don McReynolds, March 12, 1996.

     10.2 Geology and Potential of the Compania Minera Serrana San Felipe, El Gachi and Oposura Properties in Sonora State, Mexico, acquired by Silver Eagle Resources Ltd., March 18, 1996.

     10.3 Valuation of the Three R Project, PIMSA Project, and Sara Alicia Project, March 21, 1996.

     10.4 Legal Title Opinion on Minera Serrana, S.A. de C.V. Mining Concessions, July 17, 1996.

14.  Form F-X Appointment Of Agent For Service Of Process And Undertaking.

ITEM 2. DESCRIPTION OF EXHIBITS

     See Part III, Item 1.

                                      SIGNATURES

    In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona, on December 31, 1997.




    By: /s/ David B. Hackman
        ------------------------------------------------------
         David B. Hackman, Chief Executive Officer, President



    In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

    SIGNATURE                TITLE                              DATE

/s/ David B. Hackman         Chairman of the Board         December 31, 1997
--------------------------
David B. Hackman



/s/ Marvin Mitchell          Director                      December 31, 1997
--------------------------
Marvin Mitchell



/s/ Michael Lindeman         Director                      December 31, 1997
--------------------------
Michael Lindeman



/s/ J. Michael Sierakoski    Director                      December 31, 1997
--------------------------
J. Michael Sierakoski

                                       EXHIBITS




                                    EXHIBIT INDEX


     The following exhibits are being filed with this Report on Form 10-SB:

EXHIBIT                                                SEQUENTIALLY
NUMBER                                                 NUMBERED
                                                       PAGE


A.   Financial Statements

B.   Property Maps

2.   Silver Eagle Resources, Inc., Corporate Papers.

     2.1 Memorandum of Incorporation of Sultana Resources Corporation dated March 5, 1994, as Amended May 31, 1988 for name change to Silver Eagle Resources, Ltd.

     2.2  British Columbia Company Act Articles of Silver Eagle Resources Ltd.

3.   Securities Holder Rights.

     3.1  Option Agreement for Stock Exchange, February 2, 1996.

     3.2 Escrow Agreement - Principal's Shares between the Company and Jon Broderick.

     3.3  Summary Form of Stock Options Granted.

6.   Material Contracts.

     6.1 Option Agreement between James K. Clark, Marcia Munro Clark, John Munro Clark, Margery B. Clark, Thomas G. Clark, and Brancote U.S. Inc., September 13, 1991

     6.2 Option Agreement between Brancote U.S. Inc., and Liximin, Inc., December 17, 1991.

     6.3 Assignment - Liximin, Inc., and 3R Resources, L.L.C., , December 17, 1992.

     6.4 Provisional Agreement or Letter of intent Entered on Behalf of Insumos Mineros S.A. de C.V. and Liximin, Inc., May 16, 1995.

     6.5  Dietz and Associates Land Status & Title Check on 3R Property.

     6.6  Legal Title Opinion on Sara Alicia Mining Concession, May 17, 1996.

     6.7 Assignment - 3R Resources, L.L.C., and Silver Eagle Resources, Inc., June 6, 1996.

     6.8 Assignment - John Munro Clark, Margery B. Clark and Thomas G. Clark, July 9, 1996.

     6.9 Purchase Option Agreement entered into by Mr. Julio Gratt Rountree and Liximin, S.A. de C.V., September 12, 1996.

     6.10 Agreement to Acquire Exploration and Exploitation Concessions between Compania Minera Serrana, S.A. de C.V. and Liximin, S.A. de C.V., February 7, 1996.

     6.11 Agreement between Silver Eagle Resources, Inc., and Boliden AB, March 17, 1997.

10.  Consents.

     10.1 Appraisal of all Personal Property as prepared by Don McReynolds, March 12, 1996.

     10.2 Geology and Potential of the Compania Minera Serrana San Felipe, El Gachi and Oposura Properties in Sonora State, Mexico, acquired by Silver Eagle Resources Ltd., March 18, 1996.

     10.3 Valuation of the Three R Project, PIMSA Project, and Sara Alicia Project, March 21, 1996.

     10.4 Legal Title Opinion on Minera Serrana, S.A. de C.V. Mining Concessions, July 17, 1996.

14.  Form F-X Appointment Of Agent For Service Of Process And Undertaking.